Exhibit 99.1

REE Automotive Ltd. Updates That It Has Received Nasdaq Notification Regarding Minimum Bid Price Requirement

November 10, 2022

TEL-AVIV, Israel, NOV. 10, 2022 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology company and provider of electric vehicle platforms, received a notification on November 7, 2022 from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it no longer satisfies Nasdaq Listing Rule 5450(a)(1) because for the past 30 consecutive business days preceding the date of the notification (“Notice”), the bid price per share of the Company’s Class A Ordinary Shares, without par value (“Ordinary Shares”) had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, and the Company’s Ordinary Shares continue to trade on Nasdaq under the symbol “REE”.

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the Notice (the “Compliance Period”), the closing bid price of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its Ordinary Shares will continue to be eligible for listing on Nasdaq absent noncompliance with any other requirement for continued listing.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its Ordinary Shares to the Nasdaq Capital Market. To qualify, the Company would be required to meet the continued listing requirement for the market value of its publicly held Ordinary Shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended) the Company’s Ordinary Shares will be subject to delisting.

The Company intends to monitor the closing bid price of its Ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

About REE

REE Automotive (NASDAQ: REE) is an automotive technology company that focuses on enabling companies to build any size or shape of electric vehicle on their modular platforms. With design freedom, vehicles Powered by REE are equipped with the REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are designed to be autonomous capable, offer a low total cost of ownership, and reduce the time to market for fleets looking to electrify. For more information visit www.ree.auto.

Contacts

Investors

Kamal Hamid
VP Investor Relations | REE Automotive
+1 303-670-7756
investors@ree.auto

Dana Rubenstein

Chief of Staff

1+972-54-671-2845

investors@ree.auto

Media

Jessica Dingley
Global Communications Director | REE Automotive
+44 785-4545-705
media@ree.auto

Caution About Forward Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plan,” “projects,” “believes,” “views,” “estimates,” “future,” “allow”, “aims,” “strives,” “endeavors” and similar expressions are used to identify these forward-looking statements. These forward-looking statements are based on REE’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: REE’s ability to regain compliance with the Nasdaq Listing Rules, the ability of the Company to transfer its listing to the Nasdaq Capital Market, the satisfaction of certain conditions required by Nasdaq, and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the Annual Report on Form 20-F are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.